UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                              (Amendment No. ___)*


                                 OPTELECOM, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $.03 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   683 818 20
                                   ----------
                                 (CUSIP Number)

                           Thomas G. Spencer, Esquire
                          Duane, Morris & Heckscher LLP
                                One Liberty Place
                      Philadelphia, Pennsylvania 19103-7396
                                 (215) 979-1218
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)


                                December 12, 1997
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 683 818 20



                                                            Page 1 of 11 pages

                                  SCHEDULE 13D

-------------------------                             --------------------------
CUSIP No. 683 818 20                                        Page 2 of 11 Pages
-------------------------                             --------------------------

-------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSON
      |      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      |
      |      Andrew Sean Brown
      |
-------------------------------------------------------------------------------
      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
      |        (See Instructions)                                      (b) |X|
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
--------------------------------------------------------------------------------
4     |      SOURCE OF FUNDS (See Instructions)
      |
      |        00
--------------------------------------------------------------------------------
5     |      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |      TO ITEMS 2(d) OR 2(e)
      |                                                                    |_|
--------------------------------------------------------------------------------
6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |      United Kingdom
--------------------------------------------------------------------------------
                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |        40,668
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |        0
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |         40,668
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |        0
--------------------------------------------------------------------------------
11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |     40,668
--------------------------------------------------------------------------------
12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    |   SHARES (See instructions)
    |                                                                    |X|
--------------------------------------------------------------------------------
13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |     2.07%
    |
--------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON (See Instructions)
    |      IN
    |
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------                             --------------------------
CUSIP No. 683 818 20                                        Page 3 of 11 Pages
-------------------------                             --------------------------

-------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSON
      |      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      |
      |      Darren Neil Brown
      |
-------------------------------------------------------------------------------
      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
      |        (See Instructions)                                      (b) |X|
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
--------------------------------------------------------------------------------
4     |      SOURCE OF FUNDS (See Instructions)
      |
      |        00
--------------------------------------------------------------------------------
5     |      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |      TO ITEMS 2(d) OR 2(e)
      |                                                                    |_|
--------------------------------------------------------------------------------
6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |      United Kingdom
--------------------------------------------------------------------------------
                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |        40,668
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |        0
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |         40,668
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |        0
--------------------------------------------------------------------------------
11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |     40,668
--------------------------------------------------------------------------------
12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    |   SHARES (See instructions)
    |                                                                    |X|
--------------------------------------------------------------------------------
13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |     2.07%
    |
--------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON (See Instructions)
    |      IN
    |
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------                             --------------------------
CUSIP No. 683 818 20                                        Page 4 of 11 Pages
-------------------------                             --------------------------

-------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSON
      |      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      |
      |      Mark David Brown
      |
-------------------------------------------------------------------------------
      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
      |       (See Instructions)                                       (b) |X|
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
--------------------------------------------------------------------------------
4     |      SOURCE OF FUNDS (See Instructions)
      |
      |        00
--------------------------------------------------------------------------------
5     |      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |      TO ITEMS 2(d) OR 2(e)
      |                                                                    |_|
--------------------------------------------------------------------------------
6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |      United Kingdom
--------------------------------------------------------------------------------
                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |        0
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |        40,668
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |        0
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |        40,668
--------------------------------------------------------------------------------
11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |     40,668
--------------------------------------------------------------------------------
12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    |   SHARES (See instructions)
    |                                                                    |X|
--------------------------------------------------------------------------------
13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |     2.07%
    |
--------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON (See Instructions)
    |      IN
    |
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------                             --------------------------
CUSIP No. 683 818 20                                        Page 5 of 11 Pages
-------------------------                             --------------------------

-------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSON
      |      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      |
      |      David Arthur Brown
      |
-------------------------------------------------------------------------------
      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
      |        (See Instructions)                                      (b) |X|
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
--------------------------------------------------------------------------------
4     |      SOURCE OF FUNDS (See Instructions)
      |
      |        00
--------------------------------------------------------------------------------
5     |      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |      TO ITEMS 2(d) OR 2(e)
      |                                                                    |_|
--------------------------------------------------------------------------------
6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |      United Kingdom
--------------------------------------------------------------------------------
                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |        0
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |        40,668
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |        0
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |        40,668
--------------------------------------------------------------------------------
11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |     40,668
--------------------------------------------------------------------------------
12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    |   SHARES (See instructions)
    |                                                                    |X|
--------------------------------------------------------------------------------
13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |     2.07%
    |
--------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON (See Instructions)
    |      IN
    |
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------                             --------------------------
CUSIP No. 683 818 20                                        Page 6 of 11 Pages
-------------------------                             --------------------------

-------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSON
      |      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      |
      |      Adventatum Jersey Limited
      |
-------------------------------------------------------------------------------
      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) |_|
      |        (See Instructions)                                      (b) |X|
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
--------------------------------------------------------------------------------
4     |      SOURCE OF FUNDS (See Instructions)
      |
      |        00
--------------------------------------------------------------------------------
5     |      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |      TO ITEMS 2(d) OR 2(e)
      |                                                                    |_|
--------------------------------------------------------------------------------
6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |      England
--------------------------------------------------------------------------------
                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |        0
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |        89,916
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |        0
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |        89,916
--------------------------------------------------------------------------------
11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |     89,916
--------------------------------------------------------------------------------
12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    |   SHARES (See instructions)
    |                                                                    |X|
--------------------------------------------------------------------------------
13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |     4.57%
    |
--------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON (See Instructions)
    |      CO
    |
--------------------------------------------------------------------------------

                                  SCHEDULE 13D

-------------------------                             --------------------------
CUSIP No. 683 818 20                                        Page 7 of 11 Pages
-------------------------                             --------------------------

-------------------------------------------------------------------------------
1     |      NAME OF REPORTING PERSON
      |      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
      |
      |      Modelege Limited
      |
-------------------------------------------------------------------------------
      |
2     |      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) |_|
      |        (See Instructions)                                      (b) |X|
--------------------------------------------------------------------------------
3     |      SEC USE ONLY
      |
--------------------------------------------------------------------------------
4     |      SOURCE OF FUNDS (See Instructions)
      |
      |        00
--------------------------------------------------------------------------------
5     |      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      |      TO ITEMS 2(d) OR 2(e)
      |                                                                    |_|
--------------------------------------------------------------------------------
6     |      CITIZENSHIP OR PLACE OF ORGANIZATION
      |
      |      Jersey
--------------------------------------------------------------------------------
                                   |  7  |   SOLE VOTING POWER
                                   |     |
                                   |     |        0
      NUMBER OF SHARES             |-----|--------------------------------------
        BENEFICIALLY               |  8  |   SHARED VOTING POWER
       OWNED BY EACH               |     |
      REPORTING PERSON             |     |        8,580
            WITH                   |-----|--------------------------------------
                                   |  9  |   SOLE DISPOSITIVE POWER
                                   |     |
                                   |     |        0
                                   |-----|--------------------------------------
                                   |  10 |   SHARED DISPOSITIVE POWER
                                   |     |
                                   |     |        8,580
--------------------------------------------------------------------------------
11  |   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    |     8,580
--------------------------------------------------------------------------------
12  |   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
    |   SHARES (See instructions)
    |                                                                    |X|
--------------------------------------------------------------------------------
13  |   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    |      .44%
    |
--------------------------------------------------------------------------------
14  |    TYPE OF REPORTING PERSON (See Instructions)
    |      CO
    |
--------------------------------------------------------------------------------




CUSIP NO. 683 818 20                                         Page 8 of 11 pages


Item 1. Security and Issuer.

     The title of the class of equity securities to which this Schedule 13D relates is Common Stock, par value $.03 per share ("Common Stock"), of Optelecom, Inc. (the "Company"). The address of the principal executive offices of the Company is 9300 Gaither Road, Gaithersburg, Maryland 20877.

Item 2. Identity and Background

               Name, Address, Principal Occupation and Citizenship
               ---------------------------------------------------

Andrew Sean Brown                         Mark David Brown
42 Ashman Way                             Waverly
Thatcham                                  Long Lane
Berkshire RG19 4DW                        Hermitage
Managing Director of Paragon              Newbury
  Audio Visual Limited ("Paragon")        Berkshire RG18 9QT
United Kingdom                            Sales Director of Paragon
                                          United Kingdom


Darren Neil Brown                         David Arthur Brown
12 Herons Way                             Waverly
Thatcham                                  Long Lane
Berkshire RG19 3SR                        Hermitage
Operations Director of Paragon            Newbury
United Kingdom                            Berkshire RG18 9QT
                                          Chairman and Marketing
                                            Director of Paragon
                                          United Kingdom




     Adventatum Jersey Limited is a company formed under the laws of Jersey, with a principal business and office address of Wellington House, Union Street, St. Helier, Jersey. Its principal business is providing trustee and nominee services.

     Modelege Limited is a company formed under the laws of England, with a principal business and office address of 64 Queen Street, London, England. Its principal business is trading and investment.

     None of the foregoing persons or entities has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he or it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


Item 3. Source and Amount of Funds or Other Consideration

     Andrew Sean Brown, Darren Neil Brown and Adventatum Jersey Limited (the "Shareholders") were the sole registered shareholders of Paragon Audio Visual Limited ("Paragon"), a United Kingdom company that acquired an aggregate of 171,252 shares of the Company's Common Stock (the "Shares") on December 12, 1997 in partial consideration for the sale by Paragon to the Company of certain assets. The Shares were then distributed to the Shareholders by Paragon as a distribution with respect to their shares of Paragon, for no further consideration.

     Mark David Brown, David Arthur Brown and Modelege Limited are the beneficial owners of the Shares owned of record by Adventatum Jersey Limited.

CUSIP No. 683 818 20                                        Page 9 of 11 pages


Item 4. Purpose of Transaction

     The Shareholders acquired the Shares for investment purposes. As of the date hereof, and except as described below, none of the reporting persons has any plan or proposal which relates to or would result in: (a) the acquisition by any person of additional securities of the Company or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies of the Board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change to the Company's business or corporate structure; (g) changes in the Company's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized or quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (j) any action similar to any of those enumerated above.

     Although the reporting persons believe the Shares represent an attractive investment opportunity, they anticipate that, subject to applicable restrictions under securities laws, they will dispose of some or all of the Shares in a series of transactions over a period of not less than one year. The Company has agreed to register one-third of the Shares in a registration statement on Form S-3 and has granted certain additional "piggyback" registration rights with respect to the Shares. The Shareholders have agreed, until December 12, 1999, not to offer publicly or effect any public sale of distribution of the Shares during certain periods before and after the effective date of any registration statement filed by the Company with the Securities and Exchange Commission, if requested by the Company or the managing underwriter(s) of any underwritten public offering. The Shareholders also have granted the Company a right of first refusal to purchase any Shares at the closing market price on the date on which a Shareholder gives notice of a proposed sale or the date on which the Company gives notice of its intent to exercise its option, whichever is greater.

     The Company has also agreed to take such action as is within its control to nominate David Arthur Brown for election as a director of the Company and for him to be eligible to serve in such capacity, although he has not as of the date hereof determined whether to agree to serve as a director if duly elected.

Item 5. Interest in Securities of Issuer

     (a) The aggregate number of shares of Common Stock of the Company and the percentage of the outstanding Common Stock of the Company beneficially owned as of the date hereof by each of the persons named in Item 2 hereof is set forth below.


                                 Number of Shares            Percentage of
     Name                       Beneficially Owned      Outstanding Common Stock
     ----                       ------------------      ------------------------

Andrew Sean Brown                       40,668                   2.07%
Darren Neil Brown                       40,668                   2.07%
Adventatum Jersey Limited               89,916                   4.57%
Mark David Brown                        40,668(1)                2.07%
David Arthur Brown                      40,668(1)                2.07%
Modelege Limited                         8,580(1)                 .44%


-----------------
(1) These shares are owned by record by Adventatum Jersey Limited.

CUSIP No. 683 818 20                                        Page 10 of 11 pages


     (b) Each of Andrew Sean Brown and Darren Brown has the sole right to vote or to direct the vote, and the sole power to dispose, or to direct the disposition, of the Shares he owns. Adventatum Jersey Limited, Mark David Brown, David Arthur Brown and Modelege Limited have the shared right to vote, or to direct the vote, and the shared power to dispose, or to direct the disposition, of the Shares he or it owns. Although the reporting persons may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, each reporting person disclaims the existence of any such group.

     (c) None of the persons named in paragraph (a) of this Item 5 has effected any transactions in the Company's Common Stock during the past 60 days except as reported herein.

     (d) - (e)Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

        See the second and third paragraphs of Item 4

Item 7. Materials to be Filed as Exhibits

        Exhibit 1: Agreement dated December 12, 1997 made by and among
                   Optelecom, Inc., Paragon Audio Visual Limited,
                   David A. Brown, Mark D. Brown, Andrew S. Brown and Darren N. Brown.

CUSIP No. 683 818 20                                       Page 11 of 11 pages


                                    SIGNATURE


After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 22, 1997


                      /s/ Andrew Sean Brown
                      --------------------------------------
                      Andrew Sean Brown

                      /s/ Darren Neil Brown
                      --------------------------------------
                      Darren Neil Brown

                      /s/ Mark David Brown
                      --------------------------------------
                      Mark David Brown

                      /s/ David Arthur Brown
                      --------------------------------------
                      David Arthur Brown


                      Adventatum Jersey Limited


                      By:/s/ Peter Edward Hawley, Attorney
                      --------------------------------------

                               Name:  Peter Edward Hawley

                               Title:  Attorney for Adventatum Jersey Limited


                      Modelege Limited


                      By:/s/ Peter Edward Hawley, Attorney
                      --------------------------------------
                               Name:  Peter Edward Hawley

                               Title:  Attorney for Modelege Limited